[EMBRAER logo]


                          ANNOUNCEMENT TO SHAREHOLDERS


Sao Jose dos Campos, Sao Paulo, Brazil, December 26th, 2002. In accordance with Embraer - Empresa Brasileira de Aeronautica S.A.'s stock option plan for its management and employees, including those of its subsidiaries, which was approved at Embraer's special shareholders' meeting held on April 17, 1998, Embraer hereby informs its shareholders that based on item 7.1(a) of the stock option plan, holders of stock options representing 210,000 preferred shares of Embraer decided to exercise such options on December 26th, 2002. As a result, Embraer's capital was increased by R$ 453,600.00 being paid-in in cash or by means of the conversion of credits held by the holders of the stock options against Embraer.

Embraer's capital was therefore increased from R$ 1,649,352,794.06 to R$ 1,649,806,394.06, consisting of a total of 712,974,355 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 470,429,907 are preferred shares.

This capital increase will be ratified in the next meeting of Embraer's Board of Directors and the amendment to article 5 of Embraer's bylaws will be approved in the next special shareholders' meeting.

The preferred shares issued as a result of the exercise of the stock options will, as of December 26th, 2002, have the same characteristics and conditions as the outstanding preferred shares and will also be entitled to the integral rights and advantages established in Embraer's bylaws for its preferred shares.



Antonio Luiz Pizarro Manso
Executive Vice- President
   Corporate & CFO